Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated September 12, 2022 with respect to the consolidated financial statements of Great Elm Healthcare, LLC included in the Current Report of Quipt Home Medical Corp on Form 6-K filed on February 16, 2023, which is incorporated by reference in this Registration Statement on Form F-10 (No. 333-260363). We consent to the incorporation by reference of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Interests of Experts.”

/s/ Grant Thornton LLP

Boston, Massachusetts

May 15, 2023